UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MECHEL OAO

(Name of Issuer)

COMMON SHARES, PAR VALUE 10 RUSSIAN RUBLES PER SHARE

(Title of Class of Securities)

583840103

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 583840103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Igor V. Zyuzin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 351,528,339

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 351,528,339

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 351,528,339

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 84.4%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vladimir F. Iorich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 351,528,339

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 351,528,339

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 351,528,339

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 84.4%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Conares Holding AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 101,852,561

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 101,852,561

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,852,561

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 24.5%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MetHol OOO

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 43,061,257

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 43,061,257

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,061,257

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.3%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Klypso Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 60,320,703

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 60,320,703

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,320,703

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.5%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Britta Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 60,320,703

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 60,320,703

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,320,703

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.5%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steel Consulting LLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 60,320,703

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 60,320,703

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,320,703

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.5%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
(a)	Name of Issuer Mechel OAO
(b)	Address of Issuer’s Principal Executive Offices Krasnopresnenskaya Naberezhnaya 12 Moscow 123610 Russian Federation

Item 2.
(a)	Name of Person Filing Igor V. Zyuzin Vladimir F. Iorich Conares Holding AG MetHol OOO Klypso Limited Britta Investments Limited Steel Consulting LLP
(b)

Address of Principal Business Office or, if none, Residence
Igor V. Zyuzin
Krasnopresnenskaya Naberezhnaya 12
Moscow 123610
Russian Federation

Vladimir F. Iorich
Krasnopresnenskaya Naberezhnaya 12
Moscow 123610
Russian Federation

Conares Holding AG
Dammstrasse 19
Zurich 6300
Switzerland

MetHol OOO
1st Schipkovsky per., d. 3
Moscow 113093
Russian Federation

Klypso Limited
Themistok 11

Dervi, 3, Julia House
P.C. 1066, Nicosia, Cyprus

Britta Investments Limited
Pasea Estate
Road Town, Tortola
British Virgin Islands

Steel Consulting LLP
Rotherwick House
3 Thomas More Street
London E1W 1YX
United Kingdom

	(c)	Citizenship See Item 4 of each cover page.
	(d)	Title of Class of Securities Common Shares, par value 10 Russian rubles per share
	(e)	CUSIP Number 583840103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Each of Mr. Igor V. Zyuzin (“Mr. Zyuzin”), Mr. Vladimir F. Iorich (“Mr. Iorich”), Conares Holding AG (“Conares”), MetHol OOO (“MetHol”) and Britta Investments Limited (“Britta”) acquired their respective holdings of common shares (the “Shares”) of Mechel OAO (the “Issuer”) prior to the Issuer’s initial public offering on October 29, 2004. On 24.06.2005, Britta transferred its holdings of Shares to Klypso Limited, its wholly owned subsidiary.

As of December 31, 2005, Mr. Zyuzin was the record owner of 81,776,632 Shares, Mr. Iorich was the record owner of 64,517,186 Shares, Conares was the record owner of 101,852,561 Shares, MetHol was the record owner of 43,061,257 Shares and Klypso was the record owner of 60,320,703 Shares.

Each of Mr. Zyuzin and Mr. Iorich owns 50% of Conares.  As a result, Mr. Zyuzin and Mr. Iorich beneficially own all Shares held of record by Conares.

Mr. Zyuzin owns all of the outstanding equity interests of MetHol, and in such capacity beneficially owns all Shares held of record by MetHol.

Britta owns all of the equity interests of Klypso Limited (“Klypso”), and in such capacity beneficially owns all Shares held of record by Klypso. Steel Consulting LLP (“Steel”) owns all of the equity interests of Britta, and in such capacity beneficially owns all Shares held of record by Klypso.  Mr. Iorich owns 99% of the equity interests of Steel, and in such capacity beneficially owns all Shares held of record by Klypso.

Mr. Zyuzin and Mr. Iorich have entered into an Ownership, Control and Voting Agreement dated as of August 1, 1995 pursuant to which they have agreed, among other things, that Mr. Zyuzin and Mr. Iorich shall jointly make all decisions with respect to the voting and disposition of the Shares beneficially owned by each of them. All of the Shares directly owned by Mr. Zyuzin, Mr. Iorich, Conares, MetHol and Klypso are covered by the Agreement, and therefore Mr. Zyuzin and Mr. Iorich share voting and dispositive power over such Shares.

	(b)	Percent of class: See Item 11 of each cover page.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See Item 5 of each cover page.
		(ii)	Shared power to vote or to direct the vote See Item 6 of each cover page.
		(iii)	Sole power to dispose or to direct the disposition of See Item 7 of each cover page.
		(iv)	Shared power to dispose or to direct the disposition of See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See item 4 above.

Item 8.	Identification and Classification of Members of the Group

See Item 4 above.  As a result of the Agreement, the reporting persons may be deemed to be a group with respect to their respective holdings of Shares.  The reporting persons do not affirm the existence of such a group.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2006

/s/ Igor V. Zyuzin
Igor V. Zyuzin

/s/ Vladimir F. Iorich
Vladimir F. Iorich

CONARES HOLDING AG

	By:	/s/ Vladimir F. Iorich
	Name:	Vladimir F. Iorich
	Its:	Director

METHOL OOO

	By:	/s/ Oksana Zhedrinskaya
	Name:	Oksana Zhedrinskaya
	Its:	General Director

KLYPSO LIMITED

	By:	/s/ Evgeniy V. Iorich
	Name:	Evgeniy V. Iorich
	Its:	Director

BRITTA INVESTMENTS LIMITED

	By:	/s/ Vladimir F. Iorich
	Name:	Vladimir F. Iorich
	Its:	by Power of Attorney

STEEL CONSULTING LLP

	By:	/s/ Vladimir F. Iorich
	Name:	Vladimir F. Iorich
	Its:	General Partner

EXHIBIT INDEX

Exhibit A - Joint Filing Agreement

JOINT FILING AGREEMENT

We, the signatories of the statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Date: January 31, 2006

/s/ Igor V. Zyuzin
Igor V. Zyuzin

/s/ Vladimir F. Iorich
Vladimir F. Iorich

CONARES HOLDING AG

	By:	/s/ Vladimir F. Iorich
	Name:	Vladimir F. Iorich
	Its:	Director

METHOL OOO

	By:	/s/ Oksana Zhedrinskaya
	Name:	Oksana Zhedrinskaya
	Its:	General Director

KLYPSO LIMITED

	By:	/s/ Evgeniy V. Iorich
	Name:	Evgeniy V. Iorich
	Its:	Director

BRITTA INVESTMENTS LIMITED

	By:	/s/ Vladimir F. Iorich
	Name:	Vladimir F. Iorich
	Its:	by the Power of Attorney

STEEL CONSULTING LLP

	By:	/s/ Vladimir F. Iorich
	Name:	Vladimir F. Iorich
	Its:	General Partner